Exhibit 99.1

Radware Ltd. Announces First Quarter 2016 Earnings

2016 First Quarter Highlights

* Revenues of $48.4 Million

* Non-GAAP EPS of $0.05

* Non-GAAP gross margin of 82.7%

* Repurchase of shares in a total amount of $6.8 Million

TEL AVIV, ISRAEL, May 3, 2016 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the first quarter ended March 31, 2016.

“We continue to navigate through difficult market conditions,” said Roy Zisapel, President and Chief Executive Officer at Radware. “With the migration into cloud and hybrid-cloud based offerings, we continually invest in developing a strong suite of application security cloud services, so that we are well positioned to capture market share in this transition. That and our leadership position in both Security and Application Delivery solutions should allow us to resume growth in the second half of 2016”

Financial Highlights for the first quarter of 2016

Revenues for the first quarter of 2016 totaled $48.4 million, representing a decrease of 15% compared with revenues of $57.2 million for the first quarter of 2015.

Net loss on a GAAP basis for the first quarter of 2016 was $2.8 million or $0.06 per share, compared with net income of $6.5 million or $0.14 per diluted share for the first quarter of 2015.

Excluding the impact of the patent litigation expense, stock-based compensation, exchange rate differences, net on balance sheet items and amortization of intangible assets, non-GAAP net income was $2.3 million or $0.05 per diluted share, compared with non- GAAP net income of $10.5 million or $0.22 per diluted share for the first quarter of 2015.

As of March 31, 2016 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $315.0 million.

Cash generated from operations in the first quarter of 2016 totaled $8.8 million

During the first quarter we repurchased our shares in a total amount of $6.8 million.

A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

During the first quarter of 2016, Radware released the following significant announcements:

Product

•	These are the Fastest Sites on the Internet, According to New Radware Report
•	Radware Virtual ADCs Make High Capacity Load Balancing in an NFV Infrastructure a Reality
•	Radware’s 2015/2016 Global Application and Network Security Report Predicts 2016 Will Bring ‘The Battle of The Bots’

Business

•	Radware Wins Patent Infringement Against F5 Networks in Jury Trial
•	TeraGo Networks Selects Radware to Power Its Attack Mitigation Service Offering

Financial

•	Radware Ltd. Announces Fourth Quarter 2015 Earnings
•	Radware Announces a New $40 Million Share Repurchase Plan
•	Radware Announces Fourth Quarter 2015 Earnings Conference Call

Conference Call

Company management will host a quarterly investor conference call at 8:45am ET on May 3, 2016. The call will focus on financial results for the quarter ending March 31, 2016 and other matters related to the Company’s business.

The conference call will be webcast on May 3, 2016 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 12 months.

Participants in the US call: Toll Free 1 (800) 230-1092

Participants Internationally call:  +1- 612-332-0107

Conference ID:  390974

Please find a link to the upcoming webcast presentation on the following web page: http://www.radware.com/IR/

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2016 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

CONTACTS
Chief Financial Officer
Doron Abramovitch
+972-3766-8610

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31, 2016	December 31, 2015
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	31,833	33,744
Available-for-sale marketable securities	17,305	16,003
Short-term bank deposits	150,844	80,922
Trade receivables, net	27,905	26,410
Other receivables and prepaid expenses	5,346	5,042
Inventories	16,576	16,322
	249,809	178,443
Long-term investments
Available-for-sale marketable securities	83,186	87,814
Long-term bank deposits	31,818	96,643
Severance pay funds	2,747	2,724
	117,751	187,181

Property and equipment, net	26,577	26,203
Intangible assets, net	3,239	3,518
Other assets	5,559	5,473
Goodwill	30,069	30,069

Total assets	433,004	430,887

Liabilities and shareholders’ equity

Current liabilities
Trade payables	5,077	9,255
Deferred revenues	53,029	46,061
Other payables and accrued expenses	21,849	22,098
	79,955	77,414
Long-term liabilities
Deferred revenues	26,835	25,136
Other long-term liabilities	14,060	9,214
	40,895	34,350

Shareholders’ equity
Share capital	661	661
Additional paid-in capital	315,661	312,784
Accumulated other comprehensive income	943	1,257
Treasury stock, at cost	(100,829)	(94,049)
Retained earnings	95,718	98,470
Total shareholders’ equity	312,154	319,123

Total liabilities and shareholders' equity	433,004	430,887

Radware Ltd. Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2016	2015
	(Unaudited)	(Unaudited)

Revenues	48,425	57,224
Cost of revenues	8,654	10,100
Gross profit	39,771	47,124
Operating expenses:
Research and development, net	13,424	11,951
Selling and marketing	24,912	23,580
General and administrative	5,769	4,097
Total operating expenses	44,105	39,628
Operating income (loss)	(4,334)	7,496
Financial income, net	1,940	650
Income (loss) before taxes on income	(2,394)	8,146
Taxes on income	358	1,687
Net income (loss)	(2,752)	6,459

Basic net earnings (loss) per share	(0.06)	0.14

Weighted average number of shares used to compute basic net earnings (loss) per share	44,468,827	46,398,833

Diluted net earnings (loss) per share	(0.06)	0.14

Weighted average number of shares used to compute diluted net earnings (loss) per share	44,468,827	47,449,320

Radware Ltd. Non-GAAP Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2016	2015
	(Unaudited)	(Unaudited)
GAAP net income (loss)	(2,752)	6,459
Stock-based compensation expenses, included in:
Cost of revenues	42	34
Research and development, net	783	618
Selling and marketing	1,268	889
General and administrative	784	676
	2,877	2,217
Amortization of intangible assets included in:
Cost of revenues	253	313
Selling and marketing	26	38
	279	351

Exchange rate differences, net on balance sheet items included in financial income	(303)	631

Litigation costs	2,164	812

Non-GAAP net income	2,265	10,470

Non-GAAP diluted net earnings per share	0.05	0.22

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	44,608,119	47,449,320

Radware Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	For the three months ended on March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income (loss)	(2,752)	6,459
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,534	2,205
Stock based compensation	2,877	2,217
Gain from sale of available-for-sale marketable securities	(577)	(194)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	378	1,435
Accrued interest on bank deposits	(661)	(341)
Increase in accrued severance pay, net	322	47
Increase in trade receivables, net	(1,495)	(309)
Increase in other assets and prepaid expenses	(304)	(120)
Decrease (increase) in inventories	(254)	591
Decrease in trade payables	(4,178)	(2,710)
Increase in deferred revenues	8,667	5,395
Increase (decrease) in other payables and accrued expenses and other long-term liabilities	4,252	(2,673)
Tax benefit related to exercise of stock options	-	(230)

Net cash provided by operating activities	8,809	11,772

Cash flows from investing activities:

Purchase of property and equipment	(2,629)	(2,953)
Investment in (proceeds from) other long-term assets	19	(51)
Investment in bank deposits, net	(4,436)	(23,193)
Proceeds from sale, redemption of and purchase of available-for-sale marketable securities ,net	3,106	17,387

Net cash used in investing activities	(3,940)	(8,810)

Radware Ltd.
Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	For the three months ended on March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Cash flows from financing activities:

Proceeds from exercise of stock options	-	2,210
Excess tax benefit from stock-based compensation	-	230
Repurchase of shares	(6,780)	(19,727)

Net cash used in financing activities	(6,780)	(17,287)

Decrease in cash and cash equivalents	(1,911)	(14,325)
Cash and cash equivalents at the beginning of the year	33,744	44,979

Cash and cash equivalents at the end of the year	31,833	30,654